EXHIBIT 99(a)(1)(A)
COMPANY NOTICE
TO HOLDERS OF
Veritas Software Corporation
0.25% CONVERTIBLE SUBORDINATED NOTES DUE 2013
CUSIP Numbers: 923436 AC 3 and 923436 AD 1
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of August 1, 2003, by and between Veritas Software Corporation, a company organized under the laws of Delaware (the “Company”), and U.S. Bank National Association, a national banking association organized and existing under the laws of the United States of America, as Trustee (the “Trustee” and “Paying Agent”), as amended by the First Supplemental Indenture, dated as of October 25, 2004, by and between the Company and the Trustee, and the Second Supplemental Indenture, dated as of July 2, 2005, by and among the Company, Symantec Corporation, a company organized under the laws of Delaware (“Symantec”), and the Trustee (as so supplemented, the “Indenture”), relating to the 0.25% Convertible Subordinated Notes due 2013 of the Company (the “Securities”), that at the option of the holder thereof (the “Holder”), each Security will be purchased by the Company for 100% of the principal amount of the Security plus accrued and unpaid interest (the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Securities and this Company Notice, including the accompanying Repurchase Notice (the “Option”). Holders may surrender their Securities from July 3, 2006, through 5:00 p.m., New York City time, on July 31, 2006. This Company Notice is being sent pursuant to the provisions of Section 3.8 of the Indenture and paragraph 9 of the Securities. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.
To exercise the Option, you must validly surrender the Securities and the enclosed Repurchase Notice to the Paying Agent (and not have withdrawn such surrendered Securities and Repurchase Notice), prior to 5:00 p.m., New York City time, on July 31, 2006 (the “Option Expiration Date”). Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Option Expiration Date. The right of Holders to surrender Securities for purchase in the Option expires at 5:00 p.m., New York City time, on the Option Expiration Date. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
     The Repurchase Price for any Security for which a Repurchase Notice has been given and not withdrawn will be paid promptly following the expiration of the Option. The Paying Agent must receive your validly surrendered Securities before the Repurchase Price for your Securities will be paid.
     The address for the Paying Agent is as follows:

In Person, by Facsimile, by Registered or Certified Mail or Overnight Courier:

U.S. Bank National Association
West Side Flats Operations Center
60 Livingston Ave.
St. Paul, MN 55107
Attention: Specialized Finance
Telephone: 800-934-6802
     Additional copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.
The date of this Company Notice is June 30, 2006.

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, Symantec or their respective boards of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

SUMMARY TERM SHEET
          The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and additional important information can be found in those other documents. We have included page references to direct you to a more complete description of the topics in this summary.
     • Who is offering to purchase my Securities?
          Symantec Corporation, a company organized under the laws of Delaware (“Symantec”) and Veritas Software Corporation, a company organized under the laws of Delaware (the “Company”) that is a wholly owned subsidiary of Symantec, are offering to purchase your validly surrendered 0.25% Convertible Subordinated Notes due 2013 (the “Securities”). (Page 4)
     • What securities are you seeking to purchase?
          We are offering to purchase all of the Securities surrendered, at the option of the holder thereof (the “Holder”). As of June 29, 2006, there was approximately $520,000,000 aggregate principal amount at maturity of Securities outstanding. The Securities were issued under an Indenture, dated as of August 1, 2003, by and between the Company and U.S. Bank National Association, a national banking association organized and existing under the laws of the United States of America, as Trustee (the “Trustee” and “Paying Agent”), as amended by the First Supplemental Indenture, dated as of October 25, 2004, by and between the Company and the Trustee, and the Second Supplemental Indenture, dated as of July 2, 2005, by and among the Company, Symantec and the Trustee (as so supplemented, the “Indenture”). (Page 4)
     • How much are you offering to pay and what is the form of payment?
          Pursuant to the Indenture, we will pay, in cash, a purchase price of 100% of the principal amount of the Security plus accrued and unpaid interest (the “Repurchase Price”) with respect to any and all Securities validly surrendered for purchase and not withdrawn. (Page 4)
     • How can I determine the market value of the Securities?
          There is no established public trading market for the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, Symantec’s operating results and the market for similar securities. (Page 5)
     • Why are you making the offer?
          The Company is required to make the offer pursuant to the terms of the Securities and the Indenture. (Page 4)
     • What does the board of directors for each of Symantec and the Company think of the Option?
          The board of directors for each of Symantec and the Company have not made any recommendation as to whether you should surrender your Securities for purchase. You must make your own decision whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender. (Page 4)
     • When does the Option expire?
        The Option expires at 5:00 p.m., New York City time, on July 31, 2006 (the “Option Expiration Date”). We will pay for purchased Securities promptly following the expiration of the Option. The Paying Agent must receive your validly surrendered Securities before we will pay for your Securities. (Page 6)
     • What are the conditions to the purchase of the Securities?
          The purchase by us of Securities for which a Repurchase Notice has been delivered and not properly withdrawn is conditioned upon your delivering the Securities, together with necessary endorsements, to the Paying Agent at the same time as, or at any time after, delivery of the Repurchase Notice. (Page 5)
     • How do I surrender my Securities?
          To surrender your Securities for purchase pursuant to the Option, you must deliver the Repurchase Notice and the related documents to the Paying Agent no later than 5:00 p.m., New York City time, on July 31, 2006. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

• A Holder whose Securities are held in certificated form must properly complete and execute the Repurchase Notice, and deliver such notice to the Paying Agent, with any other required documents, on or before 5:00 p.m., New York City time, on July 31, 2006. The Holder is required to deliver to the Paying Agent the certificate representing the Securities surrendered prior to receiving payment of the Repurchase Price.
• A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities on the Holder’s behalf.
• Holders who are DTC participants should surrender their beneficial interest in the Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system. (Page 6)
     • If I surrender, when will I receive payment for my Securities?
          We will accept for payment all validly surrendered Securities promptly upon expiration of the Option, and we will pay for all validly surrendered Securities promptly following the expiration of the Option. Pursuant to the terms of the Indenture, we will promptly forward to the Paying Agent the appropriate amount of funds required to pay the Repurchase Price for the surrendered Securities. The Paying Agent will then promptly distribute the funds to the Holders. Holders must deliver their Securities to the Paying Agent before the Paying Agent will distribute their funds. (Page 7)
     • Until what time can I withdraw previously surrendered Securities?
          You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on July 31, 2006. (Page 7)
     • How do I withdraw previously surrendered Securities?
          To withdraw previously surrendered Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on July 31, 2006. HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Page 7)
     • Do I need to do anything if I do not wish to surrender my Securities for purchase?
          No. If you do not deliver a properly completed and duly executed Repurchase Notice before the expiration of the Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 4)
     • If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?
          No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount at maturity of $1,000 (“$1,000 principal amount”) or an integral multiple thereof. (Page 4)
     • If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?
          Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount at maturity of a Security into 24.37288 shares of common stock of Symantec, the parent corporation of the Company, subject to the terms, conditions and adjustments specified in the Indenture. (Pages 4-5)

     • If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Option?
          The receipt of cash in exchange for Securities pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 8-9)
     • Who is the Paying Agent?
          U.S. Bank National Association, the trustee for the Securities, is serving as Paying Agent in connection with the Option. Its address is U.S. Bank National Association, West Side Flats Operations Center, 60 Livingston Ave., St. Paul, Minnesota, 55107. Questions and requests for assistance in connection with the surrender of Securities for purchase in this Option may be directed to Customer Service at U.S. Bank at (800) 934-6802. (Page 4)

IMPORTANT INFORMATION CONCERNING THE OPTION
     1. Information Concerning the Company and Symantec. On July 2, 2005, Veritas Software Corporation, a company organized under the laws of Delaware (the “Company”), became a wholly owned subsidiary of Symantec Corporation, a company organized under the laws of Delaware (“Symantec”). Pursuant to the terms of the merger, Symantec agreed to fully and unconditionally guarantee all of the Company’s obligations under its 0.25% Convertible Subordinated Notes due 2013 (the “Securities”).
     Symantec is the world leader in providing a wide range of solutions to help individuals and enterprises assure the security, availability, and integrity of their information technology infrastructure as well as the information itself. Symantec primarily operates in two growing, diversified markets within the software sector: the secure content management market and the storage software market. The secure content management market includes products that protect consumers and enterprises from threats to personal computers, computer networks, and electronic information. The storage software market includes products that archive, protect, and recover business-critical data.
     Symantec and the Company maintain their principal executive offices at 20330 Stevens Creek Blvd., Cupertino, California 95014. The telephone number at such offices is (408) 517-8000.
     2. Information Concerning the Securities. The Securities were issued under an Indenture, dated as of August 1, 2003, by and between the Company and U.S. Bank National Association, a national banking association organized and existing under the laws of the United States of America, as Trustee (the “Trustee” and “Paying Agent”), as amended by the First Supplemental Indenture, dated as of October 25, 2004, by and between the Company and the Trustee, and the Second Supplemental, Indenture, dated as of July 2, 2005, by and among the Company, Symantec and the Trustee (as so supplemented, the “Indenture”). The Securities mature on August 1, 2013. The Company is also a party to a Registration Rights Agreement, dated as of August 1, 2003, by and among the Company, Goldman Sachs & Co., ABN AMRO Rothschild LLC and McDonald Investments Inc., which includes certain indemnification and contribution obligations of the Company.
     2.1 The Company’s Obligation to Purchase the Securities. Pursuant to the terms of the Indenture and the Securities, unless earlier redeemed, the Company is obligated to purchase, at the option of the holder thereof (a “Holder”), all Securities validly surrendered for purchase and not withdrawn on August 1, 2006 and August 1, 2008 (each, a “Repurchase Date”). The purchase price on such dates shall equal 100% of the principal amount of the Security plus accrued and unpaid interest.
     This Option will expire at 5:00 p.m., New York City time, on Monday, July 31, 2006 (the “Option Expiration Date”), and the purchase will be made promptly following the expiration of the Option. The Option will not be extended by Symantec and the Company beyond the Option Expiration Date. Pursuant to the terms of the Indenture, the Company will deliver funds to the Paying Agent prior to 11:00 a.m., New York City time, on August 1, 2006. The payment by the Company for validly surrendered Securities is subject to the Paying Agent’s receipt of the certificate(s) representing the surrendered Securities.
     2.2 Repurchase Price. Pursuant to the terms of the Indenture and the Securities, the purchase price to be paid by the Company for the Securities is a purchase price equal to 100% of the principal amount of the Securities surrendered for repurchase, plus accrued and unpaid interest, if any, up to, but not including, the Repurchase Date (the “Repurchase Price”). The Repurchase Price will be paid in cash, out of available funds, with respect to any and all Securities validly surrendered for purchase and not withdrawn. Securities surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 (“$1,000 principal amount”) or integral multiples thereof.
     The Repurchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or Symantec’s common stock, $0.01 par value per share (the “Common Stock”). Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Securities. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and Common Stock, before making a decision whether to surrender their Securities for purchase.
     None of the Company, Symantec or their respective boards of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value and other relevant factors.
     2.3 Conversion Rights of the Securities. The Securities are convertible into Common Stock, in accordance with and subject to the terms of the Indenture and paragraphs 8 and 10 of the Securities. The conversion rate of the Securities as of June 30, 2006 is 24.37288 shares of Common Stock per $1,000 principal amount of the Securities. Pursuant to the terms of the Indenture, Symantec will be required to deliver cash to holders upon conversion, except to the extent that its conversion obligation exceeds the principal amount of the Securities converted, in which case, Symantec will have the option to satisfy the excess (and only the excess) in cash and/or shares of Common Stock. The Paying Agent is currently acting as Conversion Agent for the Securities.
     Holders that do not surrender their Securities for purchase pursuant to the Option will maintain the right to convert their Securities, in accordance with the existing terms of the Securities, into Common Stock. Any Securities as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been properly withdrawn prior to 5:00 p.m., New York City time, on the Option Expiration Date, as described in Section 4 hereto.
     2.4 Market for the Securities and Symantec Common Stock. There is no established public trading market for the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, Symantec’s operating results, the market price for Common Stock and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. The Securities are held through the Depository Trust Company (“DTC”). As of June 29, 2006, there was approximately $520,000,000 aggregate principal amount at maturity of Securities outstanding. DTC is the sole record holder of the Securities.
     The Common Stock into which the Securities are convertible is listed on the NASDAQ National Market (renamed the NASDAQ Global Market effective July 1, 2006), under the symbol “SYMC”. The following table sets forth, for the periods indicated, the range of high and low sale prices for Common Stock. All sales prices have been adjusted to reflect the two-for-one stock split, effected as a stock dividend, that became effective November 30, 2004. On June 28, 2006, the last reported sale price for Common Stock was $15.23 per share.

	High	Low
Year ending March 30, 2007
First Quarter (through June 28, 2006)	$17.90	$14.98
Year ended March 31, 2006
Fourth Quarter	$19.94	$15.30
Third Quarter	$24.01	$16.32
Second Quarter	$24.38	$19.63
First Quarter	$22.90	$18.01
Year ended April 1, 2005
Fourth Quarter	$26.60	$20.05
Third Quarter	$34.05	$23.53
Second Quarter	$27.68	$20.00
First Quarter	$25.44	$19.71
     Symantec has never declared or paid any cash dividends on its capital stock. Symantec does not anticipate paying any cash dividends on its capital stock in the foreseeable future
     As of May 26, 2006, there were 1,035,109,852 shares of Common Stock issued and outstanding. We urge you to obtain current market information for the Securities, to the extent available, and Common Stock, before making any decision to surrender your Securities pursuant to the Option.
     2.5 Redemption. The Securities are not redeemable by the Company prior to August 5, 2006. Beginning on August 5, 2006, Symantec has the option to redeem all or a portion of the Securities at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest.
     2.6 Fundamental Change. The Securities may be repurchased by the Company, at the option of the Holder, if there is a Fundamental Change (as defined in the Indenture) at a purchase price equal to 100% of the principal amount of the Securities surrendered for repurchase, plus accrued and unpaid interest, if any.
     2.7 Ranking. The Securities are unsecured and subordinated obligations of the Company. Pursuant to the terms of the merger between the Company and Symantec, Symantec agreed to fully and unconditionally guarantee all of the Company’s obligations under the Securities.
     2.8 Conditions. The purchase by the Company of Securities as to which a Repurchase Notice has been delivered and not properly withdrawn is conditioned upon the Holders delivering the Securities, together with necessary endorsements, to the Paying Agent at the same time as, or at any time after, delivery of the Repurchase Notice.

     3. Procedures to be Followed by Holders Electing to Surrender Securities for Purchase. Holders will not be entitled to receive the Repurchase Price for their Securities unless they validly deliver a Repurchase Notice and related materials to the Paying Agent prior to 5:00 p.m., New York City time, on the Option Expiration Date and do not withdraw such Repurchase Notice on or before 5:00 p.m., New York City time, on the Option Expiration Date. Additionally, Holders will not be eligible to receive the Repurchase Price until such time as any certificates representing the surrendered Securities are delivered to the Paying Agent. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.
     If Holders do not validly deliver a Repurchase Notice before 5:00 p.m., New York City time, on the Option Expiration Date, their Securities will remain outstanding subject to the existing terms of the Securities.
     3.1 Method of Delivery. The method of delivery of Securities, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Securities and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Option Expiration Date to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on the Option Expiration Date.
     3.2 Repurchase Notice. Pursuant to the Indenture, the Repurchase Notice must contain:
• the certificate number(s) of the Securities being delivered for repurchase or the appropriate DTC procedures if certificated securities have not been issued;
• the portion of the principal amount of the Securities to be repurchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and
• a statement that such Securities shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture and paragraph 9 of the Securities.
     3.3 Delivery of Securities.
     Securities in Certificated Form. To receive the Repurchase Price, Holders of Securities in certificated form must deliver to the Paying Agent the Securities with respect to which a Repurchase Notice, or a copy thereof, has been delivered, before 5:00 p.m., New York City time, on the Option Expiration Date. Holders may validly surrender Securities without delivering the certificates representing such Securities. However, Holders will not be eligible to receive the Repurchase Price until such time as the certificates representing any surrendered Securities are delivered to the Paying Agent.
     Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for repurchase on the Holder’s behalf.
     Securities in Global Form. A Holder who is a DTC participant, may elect to surrender to the Company his or her beneficial interest in the Securities by:
• delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities prior to 5:00 p.m., New York City time, on the Option Expiration Date; and
• electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.
     Securities and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC, Symantec or the Company does not constitute delivery to the Paying Agent.
HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

     4. Right of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Option Expiration Date. In order to withdraw Securities, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:
• the certificate number(s) with respect to which such notice of withdrawal is being submitted or the appropriate DTC procedures if certificated securities have not been issued;
• the principal amount at maturity of such Securities with respect to which such notice of withdrawal is being submitted; and
• the principal amount at maturity, if any, of such Securities which remain subject to the original Repurchase Notice and which have been or will be delivered for repurchase by the Company.
     Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Option. Securities withdrawn from the Option may be resurrendered by following the surrender procedures described in Section 3 above.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.
     5. Payment for Surrendered Securities. We will pay for validly surrendered Securities promptly following the expiration of the Option. We will forward to the Paying Agent, no later than 11:00 a.m., New York City time, on the Repurchase Date, the appropriate amount of funds required to pay the Repurchase Price for the surrendered Securities. The Paying Agent will then promptly distribute the cash to each Holder who validly surrendered Securities. A Holder must deliver the Holder’s Securities to the Paying Agent before the Paying Agent will distribute the Repurchase Price to the Holder.
     The total amount of funds required by the Company to purchase all of the Securities is $520,000,000 (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, the Company intends to use available cash to purchase the Securities.
     6. Securities Acquired. Any Securities purchased by the Company pursuant to the Option will be cancelled by the Trustee pursuant to the terms of the Indenture.
     7. Plans or Proposals of the Company and Symantec. Other than as described herein, including any documents incorporated by reference, the Company and Symantec currently have no plans which would be material to a Holder’s decision to surrender Securities for purchase in the Option, which relate to or which would result in:
• any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, Symantec or any of their respective subsidiaries;
• any purchase, sale or transfer of a material amount of assets of the Company, Symantec or any of their respective subsidiaries;
• any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or Symantec;
• any change in the present board of directors or management of the Company or Symantec, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;
• any other material change in the corporate structure or business of the Company or Symantec;
• any class of equity security of Symantec to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;
• any class of equity security of Symantec becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;
• the suspension of the obligation of Symantec to file reports under Section 15(d) of the Exchange Act;
• the acquisition by any person of additional securities of the Company or Symantec, or the disposition of securities of the Company or Symantec; or

• any changes in the charter, bylaws or other governing instruments of the Company or Symantec, or other actions that could impede the acquisition of control of the Company or Symantec.
     8. Interests of Directors, Executive Officers and Affiliates of the Company and Symantec in the Securities.
To the knowledge of Symantec:
• neither Symantec nor the Company, nor any of their respective executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities; and
• during the 60 days preceding the date of this Company Notice, neither Symantec nor the Company, nor any of their respective executive officers, directors, subsidiaries or other affiliates has engaged in any transactions in the Securities.
     A list of the directors and executive officers of Symantec and the Company is attached to this Company Notice as Annex A.
     In connection with his or her services to Symantec and its affiliates, each of Symantec’s and the Company’s directors and executive officers is a party to ordinary course stock option, stock unit and/or restricted stock plans or other arrangements of Symantec involving Common Stock. Except as included in this Schedule TO, none of the Company, Symantec or, to their knowledge, any of their respective affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of the Company or Symantec, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
     9. Purchases of Securities by the Company, Symantec and their Respective Affiliates. Each of the Company, Symantec and their respective affiliates, including their respective executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Option until at least the tenth business day after the Option Expiration Date. Following such time, if any Securities remain outstanding, the Company, Symantec and their respective affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, through the redemption provisions of the Indenture, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price. Any decision to purchase Securities after the Option Expiration Date will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of Common Stock, the business and financial position of Symantec, and general economic and market conditions.
     10. Material United States Tax Considerations.
     U.S. Federal Income Tax Considerations. The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Securities for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Therefore, there is no assurance that the Internal Revenue Service would not assert a position contrary to the positions stated below, or that a court would not agree with any such assertion. Moreover, this summary applies only to Holders who hold Securities as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding Securities as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, persons subject to the alternative minimum tax, real estate investment trusts, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.
     For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Securities that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b)

which has made a valid election under applicable Treasury regulations to be treated as a U.S. person. As used herein, the term “non-U.S. Holder” means a beneficial owner of Securities, other than a partnership, that is not a U.S. Holder as defined above. The tax treatment of a partnership that holds Securities will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Securities pursuant to the Option.
     Sale of Securities Pursuant to the Option. A U.S. Holder who receives cash in exchange for Securities pursuant to the Option will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, and (ii) the Holder’s adjusted tax basis in the Securities surrendered. A U.S. Holder’s adjusted tax basis in the Securities will generally equal the U.S. Holder’s cost of the Securities increased by any original issue discount previously included in income by such Holder with respect to such Securities. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder held the Securities for more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations.
     A U.S. Holder who acquired Securities at a market discount generally will be required to treat any gain recognized upon the purchase of its Securities pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess, if any, of the “adjusted issue price” (the sum of the issue price of the Securities and the aggregate amount of original issue discount includible in gross income by all prior holders of the Securities) of the Securities at the time acquired by the Holder over the Holder’s initial tax basis in the Securities.
     A non-U.S. Holder who receives cash in exchange for Securities pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, unless (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, or, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain will be taxable in the same manner as described above with respect to U.S. Holders.
     Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Securities for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such Holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). U.S. Holders electing to surrender Securities should complete the Substitute Form W-9 which is part of the Repurchase Notice and attach it to the Securities being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate in Part 2 of the Substitute Form W-9. If a non-U.S. Holder holds Securities through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Securities are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Securities pursuant to the Option.
     All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. The Company and Symantec recommend that Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Securities for purchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Securities for purchase.
TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS COMPANY NOTICE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN BY SYMANTEC IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY SYMANTEC OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     11. Additional Information. Symantec is subject to the reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Symantec maintains a website at www.symantec.com. The information contained on the Symantec website is not incorporated by reference in this Company Notice and you should not consider it a part of this Company Notice.
     Symantec and the Company have filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

     The documents listed below contain important information about Symantec, the Company and their financial condition.
• Symantec’s Annual Report on Form 10-K for its fiscal year ended March 31, 2006, filed on June 9, 2006;
• All documents filed with the SEC by Symantec pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act since March 31, 2006 and on or prior to the Option Expiration Date.
• The description of Symantec common stock contained in the Symantec registration statement on Form 8-A filed on May 24, 1989 (including any amendment or report filed for the purpose of updating such description); and
• The description of Symantec preferred stock purchase rights contained in the registration statement on Form 8-A filed on August 19, 1998 (including any amendment or report filed for the purpose of updating such description).
     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.
     12. No Solicitations. Neither the Company nor Symantec has employed any persons to make solicitations or recommendations in connection with the Option.
     13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.
     14. Conflicts. In the event of any conflict between this Company Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.
     None of the Company, Symantec or their respective boards of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on his or her own assessment of current market value and other relevant factors.
VERITAS SOFTWARE CORPORATION
SYMANTEC CORPORATION
June 30, 2006

ANNEX A
BOARDS OF DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth the names of each of the members of Symantec’s board of directors and executive officers.

Name	Position(s) Held
John W. Thompson	Chairman of the Board and Chief Executive Officer
James A. Beer	Executive Vice President and Chief Financial Officer
Stephen C. Markowski	Vice President of Finance and Chief Accounting Officer
Arthur F. Courville	Executive Vice President, General Counsel and Secretary
Jeremy Burton	Group President, Enterprise Security and Data Management
Janice Chaffin	Executive Vice President and Chief Marketing Officer
Kris Hagerman	Group President, Data Center Management
Thomas W. Kendra	Group President, Worldwide Sales and Services
Rebecca Ranninger	Executive Vice President and Chief Human Resources Officer
Enrique T. Salem	Group President, Consumer Products
Michael Brown	Director
William T. Coleman III	Director
David L. Mahoney	Director
Robert S. Miller	Director
George Reyes	Director
David J. Roux	Director
Daniel H. Schulman	Director
V. Paul Unruh	Director
     Symantec maintains its principal executive offices at 20330 Stevens Creek Blvd., Cupertino, California 95014. Symantec’s telephone number is (408) 517-8000
     The following table sets forth the names of each of the members of the Company’s board of directors and executive officers.

John W. Thompson	Chief Executive Officer
Stephen C. Markowski	Chief Financial Officer
Arthur F. Courville	Senior Vice President, Corporate Legal Affairs and Secretary
Stephen C. Markowski	Director
Arthur F. Courville	Director
     The Company maintains its principal executive offices at 20330 Stevens Creek Blvd., Cupertino, California 95014. The Company’s telephone number is (408) 517-8000.